Exhibit 21.1

AXT, Inc. Subsidiaries

State or Other Jurisdiction of
Subsidiaries of the registrant*	Incorporation
Beijing Tongmei Xtal Technology Co., Ltd.	China
Nanjing Jin Mei Gallium Co., Ltd.	China
Beijing BoYu Semiconductor Vessel Craftwork Technology Co., Ltd.	China

*As of December 31, 2024. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other AXT, Inc. subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of December 31, 2024.